FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 2, 2013 – Total Voting Rights
2.	Press release dated January 7, 2013 – Blocklisting
3.	Press release dated January 8, 2013 – ARM and Broadcom Extend Relationship With ARMv7 and ARMv8 Architecture Licenses
4.	Press release dated January 17, 2013 – Blocklisting Interim Review

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.

Date: February 4, 2013	By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31 December 2012 consists of 1,380,768,350 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,380,768,350.

The above figure 1,380,768,350 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Blocklisting

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 16,100,000 ordinary shares of 0.05p each ("shares") to be admitted to the Official List.

These shares are being reserved under a block listing and will be issued in order to satisfy existing and future awards of shares pursuant to the following schemes:

Scheme(s)	No. of shares
ARM Holdings Employee Equity plan	10,000,000
ARM Holdings Deferred Annual Bonus plan	5,000,000
ARM Holdings plc Savings Related Share Options Scheme	1,100,000

When issued, these shares will rank pari passu with the existing ordinary shares.

Item 3

ARM and Broadcom Extend Relationship With ARMv7 and
ARMv8 Architecture Licenses

Broadcom Extends Use of the ARM Architecture across Broad Range of Applications

CAMBRIDGE, UK and IRVINE, Calif. – January 8, 2013 – ARM and Broadcom Corporation (NASDAQ: BRCM), a global innovation leader in semiconductor solutions for wired and wireless communications, have announced that Broadcom has licensed the ARMv7 and ARMv8 architectures. The agreement will enable Broadcom to develop and build its own processors based on the ARM® architecture.

The ARMv7 architecture is the basis for all current 32-bit ARM Cortex™ processors, including the Cortex-A15 and Cortex-A9 processors. The ARMv8 architecture is the first ARM architecture that includes 64-bit execution, enabling processors based on the architecture to combine 64-bit execution with 32-bit execution. The ARMv8 architecture applies ARM’s heritage in energy-efficiency to 64-bit computing and extends the applicability of ARM processors into new application areas. Broadcom is one of the lead partners for the Cortex-A50 series of processors, the first implementation of the ARMv8 architecture, launched at the ARM TechCon in 2012.

“We have enjoyed a close partnership with Broadcom for many years and we are delighted to extend this relationship still further. Broadcom is a leading communications semiconductor solution vendor and has delivered highly differentiated SoCs including a range of ARM processor-based products, across a broad range of applications,” said Simon Segars, president, ARM. “As the first ARM architecture to enable 64- as well as 32-bit execution, the ARMv8 architecture represents a significant milestone for ARM and opens up new opportunities and markets for our silicon partners.”

“Access to the ARMv7 and ARMv8 architecture will enable Broadcom to bring innovation through highly optimized 32- and 64-bit SoC implementations to deliver high-performance, low-power solutions across a broad range of market applications including broadband access and set-top box,” said Daniel A. Marotta, executive vice president and general manager, Broadband Communications Group, Broadcom.  “The ARM architecture, combined with ARM’s extensive software ecosystem, will enable us to address the growing requirements of existing markets and extend the reach of our innovative, high performance SoCs to new customers and applications.”

ARMv8 Ecosystem
Since the announcement of the ARMv8 architecture in 2011, a strong software and tools ecosystem has developed, including foundation models, virtual platforms, code generation tools, debug solutions, performance analysis tools and key open source components, designed to enable ARMv8 licensees to begin development in advance of hardware.

About Broadcom
Broadcom Corporation (NASDAQ: BRCM), a FORTUNE 500® company, is a global leader and innovator in semiconductor solutions for wired and wireless communications. Broadcom® products seamlessly deliver voice, video, data and multimedia connectivity in the home, office and mobile environments. With the industry's broadest portfolio of state-of-the-art system-on-a-chip and embedded software solutions, Broadcom is changing the world by connecting everything®. For more information, go to www.broadcom.com.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com/
▪	ARM Connected Community®: http://www.arm.com/community/
▪	Mali Developer Center www.malideveloper.com
▪	ARM Blogs: http://blogs.arm.com/
▪	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
▪	ARM on Twitter:
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMSoC
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMTools
•	http://twitter.com/SoftwareOnARM

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contacts

Alan Tringham
+44 1223 400947
alan.tringham@arm.com

Andy Phillips
+44 1223400930
andy.phillips@arm.com

Broadcom Press Contacts

Trade Press
Dana Brzozkiewicz
Public Relations Manager
949-926-6367
danabrz@broadcom.com

Investor Relations
Chris Zegarelli
Senior Director,
Investor Relations
949-926-7567
czegarel@broadcom.com

Item 4

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		7,132,580
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		58,654
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,073,926

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Stock Option Plan
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		18,260,006
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,260,006

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc NQ US schemes
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		41,488,127
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,247,056
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		40,241,071

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		1,244,682
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,100,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		924,142
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,420,540

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		46,339,282
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		133,904
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		46,205,378

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		216,721

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		6,563,584
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		10,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		741,984
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,821,600

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		9,498,351
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		123,056
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,375,295

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		3,168,853
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		5,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		135,135
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,033,718

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 January 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 July 2012	To:	14 January 2013
Balance of unallotted securities under scheme(s) from previous return:		1,935,307
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		306,497
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,628,810

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533